

Oliver Mann · 3rd

Writer, Director and Producer of HERO.LOSS.DIRT | CEO & Filmmaker at Open Sense Productions and CEO at HLD FILM INC | Navy Veteran

New York City Metropolitan Area · **Contact info**

500+ connections

HLD FILM INC

School of Visual Arts

Experience



Chief Executive Officer
HLD FILM INC · Full-time
Sep 2021 – Present · 4 mos
New York, New York, United States

CEO of the company that is producing the upcoming film titled HERO.LOSS.DIRT



CEO & Filmmaker
Open Sense Productions · Full-time
2010 – Present · 11 yrs
New York, New York

Writer, Director, Producer of feature films "Such a Funny Life" (available on VOD platforms including Vudu, Redbox, iTunes, Amazon, etc) and "Hero.Loss.Dirt" (Coming 2021).

https://www.imdb.com/name/nm4241626/?ref_=fn_al_nm_1

Education



School of Visual Arts
Certificate, Producer of Commercials
2010 – 2010

New York Film Academy
Certificate, Film/Cinema/Video Studies
2006 – 2007



Full Sail University
Bachelor of Applied Science (B.A.Sc.), Arts, Entertainment, and Media Management
2003 – 2005

Licenses & certifications

Directing
New York Film Academy